SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)
Erie Family Life Insurance Company
(Name of Subject Company (issuer))
Erie Acquisition Inc.
which is wholly owned by
Erie Indemnity Company and Erie Insurance Exchange
(Names of Filing Persons — Offeror)
Common stock, par value $0.40 per share
(Title of Class of Securities)
295242 10 1

CUSIP Number of Class of Securities
Jan R. Van Gorder, Esquire
Senior Executive Vice President,
Secretary and General Counsel
Erie Indemnity Company
100 Erie Insurance Place
Erie, Pennsylvania 16530
(814) 870-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:

Frederick W. Dreher, Esquire
Richard L. Cohen, Esquire	John Evangelakos, Esquire
Duane Morris LLP	Sullivan & Cromwell LLP
30 S. 17th Street	125 Broad Street
Philadelphia, Pennsylvania 19103	New York, New York 10004
(215) 979-1234	(212) 558-4000

Calculation Of Filing Fee

Transaction valuation (1)	Amount of filing fee (2)
$75,217,216	$8,048.24

(1)	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding shares of common stock, par value $0.40 per share, of Erie Family Life Insurance Company, not owned by Erie Indemnity Company or Erie Insurance Exchange, at a purchase price of $32.00 per share, net to the seller in cash. As of April 27, 2006 and the date of this Amendment No. 2, 9,450,000 shares of Erie Family Life Insurance Company common stock were outstanding, of which an aggregate of 7,099,462 shares were owned by Erie Indemnity Company and Erie Insurance Exchange. As a result, this calculation assumes the purchase of 2,350,538 shares of Erie Family Life Insurance Company common stock.

(2)	Calculated as 0.0107% of the transaction value.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,048.24
Form or Registration No.: Schedule TO
Filing Party: Erie Acquisition Inc.
Date Filed: April 27, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☑	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing fee is a final amendment reporting the results of the tender offer. ☑

     This Amendment No. 2 amends and supplements to the extent set forth herein the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO (this “Schedule TO”) with the Securities and Exchange Commission (the “SEC”) on April 27, 2006, as amended on May 19, 2006, by Erie Acquisition Inc., a Pennsylvania corporation (the “Purchaser”), which is owned 21.6% by Erie Indemnity Company, a Pennsylvania corporation (“Erie Indemnity”) and 78.4% by Erie Insurance Exchange, a Pennsylvania reciprocal insurance exchange (the “Exchange”). This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.40 per share, of Erie Family Life Insurance Company (“EFL”) not owned by Erie Indemnity or the Exchange, at a purchase price of $32.00 per share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 27, 2006 (the “Offer to Purchase”) and in the related Letter of Transmittal, which terms and conditions, as amended or supplemented from time to time, together constitute the “Offer.”
     The information set forth in the Offer to Purchase, as amended, is hereby incorporated by reference in response to items 1 through 11 and 13 of this Schedule TO, and is supplemented by the information specifically provided herein.
     At 11:59 p.m., New York City time, on Wednesday, May 24, 2006, the Offer expired, as scheduled, and the Purchaser accepted for payment all shares of EFL common stock tendered. Based on the report by the depositary for the Offer, the Purchaser acquired approximately 1,416,680 shares of EFL common stock, including 3,646 shares tendered pursuant to guaranteed delivery procedures, pursuant to the Offer. The shares tendered in the Offer, together with the shares of EFL common stock already owned, represent 90.12% of the outstanding shares of EFL common stock and are sufficient to enable the Purchaser to effect a short-form merger with EFL.
Item 12. Exhibits

(a)(1)(x)	Text of Press Release issued on May 25, 2006.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ERIE ACQUISITION INC.
Date: May 25, 2006	By:	/s/ Jeffrey A. Ludrof
Jeffrey A. Ludrof, President and
Chief Executive Officer

ERIE INDEMNITY COMPANY, for itself and as Attorney-In-Fact for Erie Insurance Exchange
Date: May 25, 2006	By:	/s/ Jeffrey A. Ludrof
Jeffrey A. Ludrof, President and
Chief Executive Officer